UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

517125100

(CUSIP Number)

Dr. Carole Ben-Maimon

Chondrial Therapeutics Holdings, LLC.

Three Bala Plaza East, Suite 506

Bala Cynwyd, PA 19004

(484) 414-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517125100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chondrial Therapeutics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 517125100	13D	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements that statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 8, 2020 relating to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Larimar Therapeutics, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at Three Bala Cynwyd East, Suite 506, Bala Cynwyd, PA 19004.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following information:

On June 26, 2020, the Reporting Person made a pro-rata, in-kind distribution of 6,091,242 shares of Common Stock to its members for no consideration.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

(i) Shares beneficially owned by Reporting Person: See Row 11 of the cover page.

(ii) Percent of class: See Row 13 of the cover page.

(b) Number of Shares as to which Reporting Person has:

(i) Sole power to vote or to direct the vote: See Row 7 of the cover page.

(ii) Shared power to vote or to direct the vote: See Row 8 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See Row 9 of the cover page.

(iv) Shared power to dispose or to direct the disposition of: See Row 10 of the cover page.

(c) Describe recent transactions.

Except as set forth in Item 4, since the most recent filing on Schedule 13D, the Reporting Person has not effected any transaction relating to the Company’s Shares during the past 60 days, and, to the Reporting Person’s knowledge, no other person named in Item 2 has effected any other transactions relating to the Company’s Shares during the past 60 days.

(d) Right to receive dividends.

No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Person on the date of this statement.

(e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

As of June 26, 2020, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 517125100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHONDRIAL THERAPEUTICS HOLDINGS, LLC.

By: Name:	/s/ Carole S. Ben-Maimon, MD Carole S. Ben-Maimon, MD
Title:	Manager

June 30, 2020